

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 19, 2022

Gilberto Tomazoni
Chief Executive Officer
JBS B.V.
Stroombaan 16, 5th Floor
1181 VX, Amstelveen, Netherlands

> **Re: JBS B.V.**
> **Draft Registration Statement on Form F-4**
> **Submitted November 23, 2022**
> **CIK No. 0001791942**

Dear Gilberto Tomazoni:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-4

General

1. Please disclose on the cover page how the opening price of the shares to be listed on the exchange will be determined. Include similar disclosure in related areas of your document, such as risk factors and where you discuss distributing your shares.

2. It appears you intend to register the offer and sale of ordinary shares under this registration statement. Please tell us how you intend to issue the JBS N.V. BDRs.

3. We note disclosure that your shares are expected to begin NYSE/Nasdaq trading on or about the closing date (page 12), and the settlement of your BDRs on the B3 is expect to occur two business days after the closing date (page xvi). Please revise to clarify whether

     the reference to "settlement" refers to the commencement of trading. Disclose material risks to holders that may arise as a result of (i) timing differences in the commencement of BDS trading on the B3 and share trading on the U.S. exchange and/or (ii) the passage of time between the last trading day for JBS shares and the commencement of trading in your securities.

4.   We note the disclosure that you are a "foreign private issuer." In light of your dual-class structure, please explain how you will determine whether more than 50 percent of its outstanding voting securities are owned of record by U.S. residents for purposes of satisfying the foreign private issuer definition.

Cover Page

5.   Please disclose the title and amount of securities being registered on the prospectus cover page, as required by Item 1 of Form F-4 and Item 501(b)(2) of Regulation S-K. Additionally revise your prospectus cover to highlight the cross-reference to risk factors in accordance with Item 501(b)(5) of Regulation S-K.

6.   We note that the controlling shareholders will hold 90.52% of your aggregate voting power. Please disclose on the prospectus cover and in the summary (i) that you will be considered to be a controlled company and (ii) whether you intend to take advantage of the controlled company exemptions under the NYSE/Nasdaq rules. Also, if the voting power and control of your controlling shareholder(s) will increase as a result of the proposed transaction, revise to highlight that consequence.

Important Dates, page iii

7.   Please revise to include all relevant dates including, without limitation, (i) the date the JBS ADS program will be terminated, (ii) the Last Trading Day/Date, (iii) the Merger of Shares, and (iv) the date that BDS holders can request cancellation and receive underlying shares, clearly indicating if any dates coincide. Additionally disclose that there is no record date for voting at the general meeting, as disclosed on page 47. Reconcile disclosure throughout for consistency; for example, and without limitation, we note that the definition of "Last Trading Day" (page vi) appears inconsistent with the statement that JBS shares will continue to trade until the Closing Date (page xxi).

Presentation of Financial and Other Information
Financial Statements, page xi

8.   Please include a discussion of the proposed accounting treatment under IFRS, as issued by the IASB, for the recapitalization and merger between JBS S.A. and JBS N.V., and describe the factors in determining the predecessor and successor entities.

Questions and Answers about the Proposed Transaction . . . . , page xiv

9. Please revise disclosure regarding approval of the proposed transaction to address the following:

   - We note disclosure that the controlling shareholders of JBS S.A. ("JBS") do not intend to vote at the general meeting. Please highlight this on your prospectus cover and fully address in the section regarding the JBS general meeting, clarifying whether the controlling shareholders will be counted for quorum purposes and specifying the percentage of other shareholders required to approve each matter being voted upon. As one example only, what number and percentage of shares are required to be voted to approve the proposed transaction? We note that the shareholders own about 48% of your outstanding shares and that you disclose that you need approval of a majority of outstanding shares to approve the proposed transaction.

   - Disclose the information required by Item 3(h) of Form F-4.

   - We note disclosure on page xviii that "We have not received any formal commitments to vote in favor of the Proposed Transaction." Please revise to clarify if there is any voting agreement or understanding, formal or informal, with BNDESPar or other noncontrolling shareholders. In this regard, we note disclosure on page 180 indicating that BNDESPar may be considered your affiliate.

10. We note your disclosure on page xv that the "shareholders of JBS N.V. will be essentially the same as the current shareholders of JBS S.A." Please revise to reflect that your capital structure will be different from that of JBS and, as a result, voting power of the ultimate controlling shareholders will increase from 48.83% to 90.52%. Include risk factor disclosure that quantifies the dilution of voting power noncontrolling shareholders will experience as a result of the proposed transaction and describes the related risks. Additionally revise your disclosure in response to the question "Will JBS S.A. Shareholders receive the same consideration?" to clearly describe the consideration that JSB's controlling shareholders will receive and how this differs from the consideration received by noncontrolling shareholders. Reconcile disclosure throughout as appropriate; for non-exclusive example, the statement on page xx that the "controlling shareholders' voting and economic interests in JBS S.A. will remain the same following the completion of the first step in the Restructuring."

Summary - JBS S.A. Overview, page 1

11. In the first paragraph where you disclose net revenue and Adjusted EBITDA, revise to also disclose the amount of IFRS net income as the primary measure, which is supplemented by that of Adjusted EBITDA, for each of the two most recent fiscal year ends. In addition, in the chart on page 4, please include disclosure of your CAGR growth

for net income. Please revise in all locations within the filing where similar discussion is provided, including MD&A Overview on page 98.

Summary of the Proposed Transaction
Stock Exchange Listings, page 12

12.   Please highlight in the summary that the JBS ADS program will be terminated prior to the general meeting, and describe the treatment of ADS holders in the proposed transaction, including when they will receive underlying shares and whether they will be able to vote at the JBS general meeting. Include risk factor disclosure to describe the risks to securityholders due to the termination of the over-the-counter market in the United States and the possibility that the proposed transaction may not occur and/or your shares might not be listed on a U.S. exchange. Please also disclose the market price of JBS shares and ADSs on the date preceding public announcement of the proposed transaction, as required by Item 3(g) of Form F-4.

Risk Factors, page 18

13.   We note that disclosure identifies inflation as a factor that could affect your business, including demand for your products, for example on pages 36, 41, and 103. Please add a risk factor and revise your Management's Discussion and Analysis if recent inflationary pressures have materially impacted your operations. In this regard, please identify the types of inflationary pressures you are facing and how your business has been affected. Disclose any known trends or uncertainties that have had or are reasonably likely to have a material impact on your cash flows, liquidity, capital resources, cash requirements, financial position, or results of operations arising from, related to, or caused by the inflation.

The dual class structure of the JBS N.V. Common Shares has the effect . . . . , page 18

14.   Please disclose the percentage of outstanding Class B common shares that the controlling shareholders must keep to continue to control the outcome of matters submitted to shareholders for approval.

We may issue additional JBS N.V. Class A Common Shares in the future . . . . , page 21

15.   Please disclose whether you may issue additional Class B common shares in the future and disclose any adverse impact that such issuance, as well as the optional or mandatory conversion of Class B common shares, may have on holders of Class A common shares, including dilution.

We are subject to various risks relating to worker safety, page 33

16.   Please revise your disclosure here and, as appropriate, in the regulation section to describe risks affecting worker health and safety. Include, without limitation, description of the

U.S. Department of Labor injunction regarding alleged child labor violations at processing facilities and the House Selected Subcommittee on the Coronavirus Crisis investigation regarding the meatpacking industry's response to the coronavirus pandemic.

We depend on our information technology systems . . . . , page 33

17.   Please revise your disclosure to clearly describe how your operations were affected by the May 2021 cybersecurity attack, including temporary shutdowns of your processing facilities, and the potential material risks of such attacks to you and investors. Additionally disclose whether you are subject to material cybersecurity risks in your supply chain based on third-party products, software, or services used in your business and how a cybersecurity incident in your supply chain could impact your business. Discuss the measures you have taken to mitigate these risks.

Our ultimate controlling shareholders are expected to have influence . . . . , page 35

18.   Please revise your disclosure to fully describe the means by which the Batistas are able to exercise control and/or influence over you and your subsidiaries, including shareholder voting power, management positions, family and other close relationships, and other means. Describe the risks to you and investors that the ultimate controlling shareholders may use their influence to involve the company in potentially illicit activities in light of past events, and clarify whether and which measures have been taken to detect and/or prevent such activities in the future.

We are subject to reputational risk in connection with U.S. and Brazilian civil and criminal actions and investigations . . . . , page 35

19.   Please revise your disclosure to describe the facts and circumstances underlying these civil and criminal actions and investigations. Identify the charges that were the subject of the Brazilian agreements, SEC order, and DOJ agreement, and quantify the payments required under each. Clarify the role and involvement of JBS, including the effects on JBS and its subsidiaries, as well as remedial measures that were required and have been implemented. We note your disclosure that, "Our ultimate controlling shareholders are also currently subject to ongoing investigations by CVM and criminal proceedings for alleged violations of Brazilian securities and corporate law, in which there has yet to be a final decision." Please also provide the foregoing information in relation to these ongoing investigations and criminal proceedings, together with your assessment of the material risks to the company and investors.

Capitalization, page 43

20.   Please revise your total capitalization line item amount to be inclusive also of the current portion of loans and financings. In addition, please expand the equity line item to separately list the historical equity account balances of JBS S.A. and those for the as adjusted equity balances of JBS N.V. after the Proposed Transaction.

Pro Forma Per Share, Dividend and Market Price Data, page 44

21.   We note your disclosure of the pro forma earnings per share table. Please revise to include historical per share data of JBS SA. See Item 3(f) of Form F-4.

The Proposed Transaction, page 49

22.   Please revise your disclosure to (i) clearly state whether the first exchange, whereby the controlling shareholders transfer JBS shares for HoldCo shares, is subject to the exchange ratio, (ii) identify the title and amount of shares to be issued in the second exchange, whereby the controlling shareholders transfer HoldCo shares for your shares, (iii) describe how the ten JBS shares held directly by Joesley Batista, Wesley Batista, and José Batista Sobrinho (according to disclosure on page 128) are treated in the restructuring, and (iv) modify the charts in this section in accordance with the foregoing and to include the ultimate controlling shareholders. In addition, please update the assumption that JBS's ownership structure on the last trading day is the same as on November 11, 2022, to reflect information as of the date of the prospectus.

23.   We note disclosure that indicates your BDSs "may be cancelled immediately" (page 50), but also disclosure that indicates cancellation can be requested "on or after the settlement of [BDSs] on the B3," which is expected two business days after the closing date (page 52). Please revise to reconcile.

24.   Please clearly identify in chronological order all material conditions that must be satisfied for the restructuring and proposed transaction to be completed, indicating whether and which conditions may be waived. Describe any related risks to you and investors.

25.   Please include a brief statement as to the accounting treatment of the restructuring and proposed transaction, as required by Item 4(a)(5) of Form F-4.

26.   Revise to explain the purpose of the structure of the transactions described in this section, such as the first step in the restructuring, and how the current structure was determined. Address the following, and any other material factors:

  • What regulatory, tax-related or capital structure/ownership goals are each step intended to achieve? Why will there be a Dutch holding company as the parent?;

  • Why will holders initially receive BDRs, which may then be cancelled to receive Class A shares (which shares appear to be the class listed on a U.S. exchange); and

  • What do you mean by "terminate" the ADS program? What will ADS holders receive?

  Also, on page 53 you discuss the positive aspects of the transaction. Expand to discuss the negative aspects that were considered and why those did not outweigh the positive factors. Ensure your disclosure addresses any significant changes to your ownership structure as a result of the transaction and any material risks to investors.

27.   We note the multiple steps of the Proposed Transaction. With a view toward clarified disclosure, please tell us what step or steps are the subject of this registration statement.

Information about JBS S.A.
Legal Proceedings, page 86

28.   Please revise your disclosure regarding the Brazilian arbitrations to describe the underlying facts and circumstances, identify the allegations and/or charges, and clarify the role and involvement of JBS and its subsidiaries. Update disclosure throughout this section to reflect recent developments; in this regard, we note references to an oral argument set for September 2022 (page 92) and a motion to dismiss the amended complaint in July 2021 (page 93).

Principal Shareholders, page 128

29.   Please identify the natural persons who have or share voting and/or investment powers or the right to receive the economic benefit of the shares held by the entities listed in the tables.

Description of Share Capital, page 132

30.   We note your disclosure regarding the process for conversion shares being returned to you, which does not appear to be automatic nor immediate, and the requirement to distribute to your directors certain shares held longer than three years. In light of these requirements, please clearly disclose whether and under what circumstances the conversion shares could be voted by, and dividends paid to, the holders thereof. Additionally disclose whether you expect to cancel conversion shares that have been returned to you.

31.   Please disclose whether the Class B common shares are subject to restrictions on transfer, and describe any exceptions to such restrictions. Additionally disclose whether there are any "sunset" provisions that limit the lifespan of the Class B common shares. To the extent there are no such provisions, please discuss in an appropriate location of the registration statement any adverse impacts on holders of Class A common shares.

32.   Please revise to explain the purpose of the "conversion shares," including why they are necessary under Dutch law to "facilitate" a conversion of Class B shares, as disclosed on page 18. If the "end result" you describe on page 133 is the outcome of a conversion of Class B shares, it is unclear what purpose the conversion shares serve.

Taxation, page 182

33.   For each jurisdiction referenced in this section, please disclose the expected tax consequences rather than stating "it is not clear" what those consequences are. Please also revise to disclose clearly whether the disclosure in this section addresses the material tax

consequences to the shareholders who will receive Class B shares. In this regard, it appears your disclosure here and risks described on pages 27-28 do not include Class B shares.

Index to Financial Statements, page F-1

34.   If true, please revise to disclose on page xi under the heading of JBS N.V., that this entity currently has no revenues or business operations, and elsewhere throughout the filing, such as pages 49 and 55.

Net revenue, page F-83

35.   We note your disclosure on pages 60 and 69 that you also generate revenue from services, including hotelling in Australia and hog farming in the United States. If material, please expand your revenue recognition policy to disclose your revenue from services and how and when you recognize such revenue. In addition, if material, consider disclosing the aggregate amount of product versus service revenue for each period in which statements of income are presented.

Exhibits

36.   Please file the actual Merger of Shares Protocol as Exhibit 2.1, rather than a form thereof. Please also file as exhibits your Articles of Association as currently in effect, and as will be in effect following the proposed transaction, rather than a form thereof. Refer to Item 601(b)(3) of Regulation S-K.

37.   Please file the Incentive Award Plan described on page 85 as an exhibit to your registration statement. Refer to Item 601(b)(10)(iii) of Regulation S-K. Also file as exhibits the agreements related to the material debt instruments described beginning on page 121.

You may contact Beverly Singleton at 202-551-3328 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Angelini at 202-551-3047 or Geoffrey Kruczek at 202-551-3641 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: John Vetterli